HURON CONSULTING GROUP INC.
                           550 West Van Buren Street
                            Chicago, Illinois 60607

                                                         November 9, 2005

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: Huron Consulting Group Inc. -- Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-127933)
                        ------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Huron Consulting Group Inc., a Delaware corporation (the "Registrant"), hereby applies for withdrawal of its Registration Statement on Form S-1, including all exhibits thereto (File No. 333-127933), that was filed with the Securities and Exchange Commission (the "Commission") on August 29, 2005 (the "Registration Statement"). The Registration Statement was originally filed pursuant to a request made by HCG Holdings LLC pursuant to a registration rights agreement between the Registrant and HCG Holdings LLC. The Registrant is now requesting withdrawal of the Registration Statement because HCG Holdings LLC has decided not to proceed with the offering at this time. The Registration Statement has not been declared effective by the Commission, and no sales of the securities have been made pursuant to the Registration Statement.

         Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. The Registrant also requests in accordance with Rule 457(p) under the Act that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use by the Registrant. Please fax a copy of the written order as soon as it is available to the Registrant, attention Natalia Delgado at (312) 880-3006, and to the attention of the Registrant's counsel, Kimberly deBeers of Skadden, Arps, Slate, Meagher & Flom LLP, at (312) 407-0411. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrant receives notice from the Commission that this application will not be granted.

         If you have any questions with respect to this matter, please call Ms. deBeers at (312) 407-0982 or Ms. Delgado at (312) 880-3141. Thank you for your assistance in this matter.




                                            Very truly yours,


                                            HURON CONSULTING GROUP, INC.

                                            By:    /s/ Natalia Delgado
                                                -------------------------------
                                            Name:  Natalia Delgado
                                            Title: General Counsel and
                                                   Corporate Secretary